UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Press Releases for the period ended March 31, 2008

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-For Form 40-F

Form 20-F ☑	Form 40-F ☐

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Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date April 7, 2008	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman

PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE March 31, 2008

·        CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR FISCAL 2007

·         MEASURED AND INDICATED RESOURCES CONFIRMED

·         PHASE 2 UNDERGROUND DRILLING COMPLETED

·         ROAD PERMIT AND WATER LICENSE ISSUED

·         $7.5 MILLION BUDGET APPROVED FOR 2008

Vancouver, British Columbia, March 31, 2008 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the year ended December 31, 2007.  This press release should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2007, and management’s discussion & analysis (“MD&A”) for the year ended December 31, 2007 available on SEDAR at www.sedar.com.

The Company reported a net loss for the year of $920,000 compared to a loss of $1.486 million in 2006. The reduced loss in 2007 was partly attributable to higher interest income ($1.2 million in 2007 compared to $948,000 in 2006) and the inclusion of a charge of $1 million in respect of stock-based compensation in 2006 compared to $267,000 in 2007. The impact of the increased interest income and reduced stock-based compensation was offset by an overall increase in administrative expenses of approximately $300,000 primarily relating to increased shareholder and investor communications in 2007.

In 2007 the Company invested approximately $10.8 million on the Prairie Creek project, principally on underground exploration drilling (compared to $7.9 million in 2006).  During the year ended December 31, 2007, the Company completed a private placement of 11,765,000 units at a price of $0.85 per unit for total gross proceeds of $10,000,250.

As at December 31, 2007 Canadian Zinc had cash and cash equivalents of $6.9 million, short term investments of $21.5 million and a positive working capital balance of $27.4 million. Accordingly, the Company believes that it remains in a strong position to further continue with its planned exploration, development and permitting activities at the Prairie Creek Mine.

2007 Exploration Program

The objective of the 2007 underground drilling program was to define the Prairie Creek resource in compliance with the disclosure standards set out in National Instrument 43-101  and to demonstrate at least ten years of projected mine life in the measured and indicated resource categories.  These objectives were achieved as confirmed in the Technical Report independently prepared by MineFill Services Inc. described below.

The 2007 program included the continuation of the underground drilling program which commenced in 2006.  Underground drilling was carried out from drill stations at 50 metre intervals along a new 400 metre internal decline. Phase 1 of the drilling program was completed in early June 2007 and consisted of 400 metres of decline development from which 41 drill holes, of which 40 intersected mineralization, totaling 8,217 metres of drilling from six drill stations have been completed. The results of the Phase 1 program were incorporated into a Technical Report dated October 12, 2007 which was prepared in accordance with the standards in National Instrument 43-101 (“NI 43-101”) as described below.

Phase 2 of the underground exploration program commenced in August 2007 with the completion of a further 200 metre extension of the underground decline to create additional underground drill stations. The underground drilling program from the new drill stations commenced in late September 2007 and continued until December 2007. Ten holes totaling 2,407 metres of coring were completed, all of which intersected mineralization.   (See CZN press release dated March 19, 2008)

Technical Report Completed – Measured and Indicated Resources Confirmed

The results of the Phase 1 drilling program were incorporated into a Technical Report (the “Report”) dated October 12, 2007, prepared by MineFill Services Inc. (Dr. David Stone and Stephen Godden – Qualified Independent Persons), which was prepared in accordance with the standards in NI 43-101.

The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

The Measured and Indicated Resource is now capable of supporting a mine life in excess of ten years at the planned 1,000 – 1,300 tonnes per day production rate. The Report has been filed on SEDAR and may be viewed under the Company’s profile at www.sedar.com, or on the Company’s website at www.canadianzinc.com. A summary of the Report is also presented in the Company’s press release dated October 9, 2007.

Surface Exploration Program

Between July and early September 2007 the Company carried out a surface helicopter supported diamond drill exploration program totaling 1,671 metres of core in 12 holes. This reconnaissance drilling program was targeted in the Gate Claims, located about 5 kilometres west of the Prairie Creek minesite, and in Zones 8, 9 and 11 located on the same Prairie Creek geological structure as the minesite but located 5 - 10 kilometres south of the minesite. No significant mineral intersections were encountered. The data from this drill program is currently being incorporated into the Prairie Creek property dataset in order to determine future exploration strategy.

Nahanni Park Expansion - Government Policy Clarified

In August 2007 the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of Nahanni National Park Reserve.  The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion.  The area surrounding the Prairie Creek mine containing approximately 367 square kilometres is not included in the interim land withdrawal area and, as specified in Schedule 2 to the Order, is specifically excluded and exempted.  Canadian Zinc has been assured by the Government of Canada and by Parks Canada that the final boundaries of the expanded park will not include the site of or the access road to the Prairie Creek mine and that in the proposed expansion of the Nahanni National Park Reserve the existing mining and access rights of Canadian Zinc to the Prairie Creek mine will be respected and protected.

Canadian Zinc welcomed the Government’s announcement and anticipates that the exclusion of the Prairie Creek mine from the proposed park expansion area will bring clarity to the different policy objectives for the region. Canadian Zinc believes that the Prairie Creek mine and the expanded Nahanni National Park Reserve can co-exist and that, properly planned and managed, the expanded park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact  upon the Park or its ecological integrity.

In October 2007 the Nahanni Expansion Working Group undertook a series of open houses throughout the Dehcho communities to present proposals for developing boundary options for an expanded park. In a document dated October 2007 entitled “Expansion of Nahanni National Park Reserve: Boundary Options for Public Consultation” Parks Canada proposed three options all of which included protecting all existing third party rights and tenures.  In addition, all three options include the understanding that access to the Prairie Creek Minesite will be provided and will require a right of way or corridor across or through an expanded park.

Permitting

Continued work on permitting at Prairie Creek was undertaken during the year ended December 31, 2007.  On April 10, 2007, the Mackenzie Valley Land and Water Board issued Land Use Permit MV2003F0028 to operate a winter road from the Prairie Creek mine site to the Liard Highway. The permit is valid for a period of five years to April 10, 2012.

In June, 2007, the Company applied to the Mackenzie Valley Land and Water Board for a Class B water license (MV2007L8-0026) needed to rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans to carry out the work. Also in June 2007, the Company applied to Indian and Northern Affairs Canada for a quarrying permit to obtain rock to be used in the road rehabilitation. The issuance of these permits was delayed as they were referred to consultation between the Crown and the Nahanni Band. The quarry permit was issued on February 29, 2008 (and is valid for one year) and the Water License was issued on March 20, 2008 and is valid for five years.

Budget of $7.5 Million Approved For 2008

A preliminary budget of $7.5 million, which is in addition to the regular, ongoing costs of maintaining the Prairie Creek site, has been approved for the Prairie Creek project for 2008. Planned programs include ongoing permitting activities, further engineering and rehabilitation work on the road to the mine site and ongoing exploration. The Company is also examining the various operating alternatives outlined in the 2001 preliminary scoping study (which is now considered to be out of date and should not be relied upon) and is working towards updating and converting the scoping study into a pre-feasibility study utilizing the 2007 drilling results reported in the updated Technical Report as described above. The pre-feasibility study, which is being undertaken by SNC-Lavalin Inc., is scheduled to be completed in 2008.

The main focus for 2008 will be to continue permitting activities in order to advance the project towards commercial production. A series of community open houses and public meetings were held, during November 2007, in seven Dehcho communities to provide information and to seek feedback and advice relating to the reopening of the Prairie Creek mine. The Company plans to apply for the Land Use Permit and Water License for the commercial operation of the Prairie Creek Mine once the project description report can be finalized for the application submittal. Originally the Company intended to file this application during 2007. However, this timeline was delayed as a result of the Company updating a detailed Mine Plan based on incorporating all the Phase 1 and 2 underground drilling results and the delays with regard to the road rehabilitation permitting process. The Company plans to submit the applications as soon as possible.

Alan Taylor, P.Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Risks and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Annual Information Form for the year ended December 31, 2007, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties as summarized in the Company’s MD&A and in other Canadian and U.S. filings are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company or that are currently deemed to be immaterial also may materially adversely affect the Company’s business, financial condition and/or operating results.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented herein uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com